January 6, 2025

Jason Few
Chief Executive Officer
FUELCELL ENERGY INC
3 Great Pasture Road
Danbury, Connecticut 06810

       Re: FUELCELL ENERGY INC
           Post Effective Amendment No. 2 to Registration Statement on Form S-3 Filed December 27, 2024
           File No. 333-274971
Dear Jason Few:

       We have reviewed your post-effective amendment and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Post Effective Amendment No.2 to Registration Statement on Form S-3 filed December 27,
2024
General

1. We note that your registration statement incorporates by reference your Form 10-K for the fiscal year ended October 31, 2024, which in turn incorporates by reference certain Part III information from a definitive proxy statement that you have not filed yet. Please be advised that we cannot accelerate the effective date of your registration statement until you have amended your Form 10-K to include Part III information or have filed a proxy statement which includes such information. Please refer to
       Question 123.01 of the Securities Act Forms Compliance and Disclosure Interpretations.
 January 6, 2025
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Erin Donahue at 202-551-6063 or Erin Purnell at 202-551-3454 with any questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of
Manufacturing